Exhibit 99.1

iOThree Limited

161 Kallang Way, #07-08

Mapletree Hi-Tech @ Kallang Way, Singapore 349247

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held on August 21, 2026

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of iOThree Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”) to be held on Friday, August 21, 2026, at 10:30 a.m., local time, at 161 Kallang Way, #07-08, Mapletree Hi-Tech @ Kallang Way, Singapore 349247, to consider and if thought fit, to pass with or without amendment the following resolutions:

ORDINARY RESOLUTIONS

THAT:-

1.

The authorized share capital of the Company in respect of its ordinary shares be and is hereby increased from 70,000,000 ordinary shares of a par value of US$0.0625 each to 1,000,000,000 ordinary shares of a par value of US$0.0625 each by the creation of an additional 930,000,000 ordinary shares of a par value of US$0.0625 each, each such additional ordinary share to rank pari passu in all respects with the existing ordinary shares of the Company, such that the authorized share capital of the Company be increased from US$5,000,000.00 divided into 80,000,000 shares of a par value of US$0.0625 each, comprising (i) 70,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each, to US$63,125,000.00 divided into 1,010,000,000 shares of a par value of US$0.0625 each, comprising (i) 1,000,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each (the “Authorized Share Increase”) (the “Proposal 1”).

2.

Subject to Proposal 1 having been passed, and conditional upon, and to be effected immediately upon, the Company obtaining clearance or authorization from The Nasdaq Stock Market LLC (“Nasdaq”) in respect thereof, every eight (8) shares of a par value of US$0.0625 each in the share capital of the Company (whether issued or unissued) as at the time this resolution becomes effective be consolidated into one (1) share of a par value of US$0.5 each (the “Share Reverse Split”). As a consequence of the Share Reverse Split, the authorized share capital of the Company will be changed from US$63,125,000.00 divided into 1,010,000,000 shares of a par value of US$0.0625 each, comprising (i) 1,000,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each, to US$63,125,000.00 divided into 126,250,000 shares of a par value of US$0.5 each, comprising (i) 125,000,000 ordinary shares of a par value of US$0.5 each, (ii) 1,125,000 class A shares of a par value of US$0.5 each and (iii) 125,000 preferred shares of a par value of US$0.5 each. No fractional shares shall be issued upon the Share Reverse Split, and in respect of any and all fractional entitlements arising from the Share Reverse Split, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Reverse Split, including by rounding up any fractional entitlement to the nearest whole share (the “Proposal 2”).

3.

Subject to Proposal 2 having been passed, a share consolidation of the Company's issued and unissued ordinary shares, class A shares and preferred shares of a par value of US$0.5 each be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within seven hundred thirty (730) calendar days after the date of passing of these resolutions (the “Share Consolidation”), provided that the approval for the Share Consolidation shall lapse if the Board fails to determine a ratio for the Share Consolidation within such 730-day period, in which case the Share Consolidation shall not proceed and shall be abandoned. In respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Proposal 3”).

SPECIAL RESOLUTION

THAT:-

4.	The current memorandum and articles of association of the Company (the “Current Articles”) be and are hereby amended such that:

	(a)	the definition of “Ordinary Resolution” in article 1 of the Current Articles be replaced in its entirety by the following:

“Ordinary Resolution”	means a resolution:

1.	passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles (in computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles); or

2.	approved in writing by the Shareholders holding a majority of the votes attaching to the issued shares of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;”; and

(b)	article 86 of the Current Articles be replaced in its entirety by the following:

“86.	A resolution in writing signed by the Shareholders holding a majority of the votes attaching to the issued shares of the Company being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.”, and that any one Director of the Company or the registered office provider of the Company be authorized severally to do all such acts and things and execute all such documents and take all such steps on behalf of the Company as such person considers necessary, desirable or expedient to give effect to the foregoing amendments, including the filing of this special resolution with the Registrar of Companies in the Cayman Islands (the “Proposal 4”).

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

The Board fixed 5:00 p.m., New York time on July 20, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend and vote at the Extraordinary Meeting or any adjournment or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the internet. You may revoke your vote by submitting a subsequent vote over the internet before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors,

/s/ Eng Chye Koh
August 7, 2026	Eng Chye Koh Chairman of the Board and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE EXTRAORDINARY MEETING OF MEMBERS TO BE HELD ON AUGUST 21, 2026

This Notice and Proxy Statement are also available online at

www.proxyvote.com

i

iOThree Limited

161 Kallang Way, #07-08

Mapletree Hi-Tech @ Kallang Way, Singapore 349247

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of iOThree Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held on Friday, August 21, 2026, at 10:30 a.m., local time, at 161 Kallang Way, #07-08 Mapletree Hi-Tech @ Kallang Way, Singapore 349247.

We will send or make these proxy materials available to shareholders on or about August 7, 2026.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

ORDINARY RESOLUTIONS

THAT:-

1.

The authorized share capital of the Company in respect of its ordinary shares be and is hereby increased from 70,000,000 ordinary shares of a par value of US$0.0625 each to 1,000,000,000 ordinary shares of a par value of US$0.0625 each by the creation of an additional 930,000,000 ordinary shares of a par value of US$0.0625 each, each such additional ordinary share to rank pari passu in all respects with the existing ordinary shares of the Company, such that the authorized share capital of the Company be increased from US$5,000,000.00 divided into 80,000,000 shares of a par value of US$0.0625 each, comprising (i) 70,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each, to US$63,125,000.00 divided into 1,010,000,000 shares of a par value of US$0.0625 each, comprising (i) 1,000,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each (the “Authorized Share Increase”) (the “Proposal 1”).

2.

Subject to Proposal 1 having been passed, and conditional upon, and to be effected immediately upon, the Company obtaining clearance or authorization from The Nasdaq Stock Market LLC (“Nasdaq”) in respect thereof, every eight (8) shares of a par value of US$0.0625 each in the share capital of the Company (whether issued or unissued) as at the time this resolution becomes effective be consolidated into one (1) share of a par value of US$0.5 each (the “Share Reverse Split”). As a consequence of the Share Reverse Split, the authorized share capital of the Company will be changed from US$63,125,000.00 divided into 1,010,000,000 shares of a par value of US$0.0625 each, comprising (i) 1,000,000,000 ordinary shares of a par value of US$0.0625 each, (ii) 9,000,000 class A shares of a par value of US$0.0625 each and (iii) 1,000,000 preferred shares of a par value of US$0.0625 each, to US$63,125,000.00 divided into 126,250,000 shares of a par value of US$0.5 each, comprising (i) 125,000,000 ordinary shares of a par value of US$0.5 each, (ii) 1,125,000 class A shares of a par value of US$0.5 each and (iii) 125,000 preferred shares of a par value of US$0.5 each. No fractional shares shall be issued upon the Share Reverse Split, and in respect of any and all fractional entitlements arising from the Share Reverse Split, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Reverse Split, including by rounding up any fractional entitlement to the nearest whole share (the “Proposal 2”).

3.

Subject to Proposal 2 having been passed, a share consolidation of the Company's issued and unissued ordinary shares, class A shares and preferred shares of a par value of US$0.5 each be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within seven hundred thirty (730) calendar days after the date of passing of these resolutions (the “Share Consolidation”), provided that the approval for the Share Consolidation shall lapse if the Board fails to determine a ratio for the Share Consolidation within such 730-day period, in which case the Share Consolidation shall not proceed and shall be abandoned. In respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Proposal 3”).

SPECIAL RESOLUTION

THAT:-

4.	The current memorandum and articles of association of the Company (the “Current Articles”) be and are hereby amended such that:

	(a)	the definition of “Ordinary Resolution” in article 1 of the Current Articles be replaced in its entirety by the following:

“Ordinary Resolution”	means a resolution:

1.	passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles (in computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles); or

2.	approved in writing by the Shareholders holding a majority of the votes attaching to the issued shares of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;”; and

(b)	article 86 of the Current Articles be replaced in its entirety by the following:

“86.	A resolution in writing signed by the Shareholders holding a majority of the votes attaching to the issued shares of the Company being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.”, and that any one Director of the Company or the registered office provider of the Company be authorized severally to do all such acts and things and execute all such documents and take all such steps on behalf of the Company as such person considers necessary, desirable or expedient to give effect to the foregoing amendments, including the filing of this special resolution with the Registrar of Companies in the Cayman Islands (the “Proposal 4”).

The Board recommends a vote FOR each of Proposals 1, 2, 3 and 4.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our shares, as of 5:00 p.m., New York time on July 20, 2026 (the “Record Date”) are entitled to notice and to attend and vote at the Extraordinary Meeting and any adjournment or postponement thereof.

Each fully paid Ordinary Share is entitled to one vote, and each fully paid Class A Share is entitled to fifty (50) votes, on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

As of the Record Date, there were 3,032,199 Ordinary Shares issued and outstanding, 1,831,675 Class A Shares issued and outstanding, and no preferred shares issued and outstanding.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote by Internet before the Extraordinary Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if one or more shareholders entitled to vote and representing not less than one-third (1/3) of the votes attached to all the shares of the Company then in issue are present, either in person or by proxy. If you submit a proxy, even though you abstain as to the Proposals, or you are present in person at the Extraordinary Meeting, your shares shall be counted for the purpose of determining if a quorum is present. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies. Broker non-votes and abstentions will not be taken into account in determining the outcome of the Proposals.

Votes Required

How many votes are required to approve the Proposals?

Assuming a quorum as referenced above is reached,

●	For Proposal 1—the Ordinary Resolution to approve Proposal 1 shall be approved if it has been passed by a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or by proxy at the Extraordinary Meeting.

●

For Proposal 2—the Ordinary Resolution to approve Proposal 2 shall be approved if it has been passed by a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or by proxy at the Extraordinary Meeting.

●	For Proposal 3—the Ordinary Resolution to approve Proposal 3 shall be approved if it has been passed by a simple majority of votes cast by such shareholders as, being entitled so to do, vote in person or by proxy at the Extraordinary Meeting.

●

For Proposal 4—the Special Resolution to approve Proposal 4 shall be approved if it has been passed by two-thirds of votes cast by such shareholders as, being entitled so to do, vote in person or by proxy at the Extraordinary Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the Proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the outcome of the Proposals.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned meeting, at which the proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. Mere attendance at the meeting will not revoke a proxy. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefor, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL 1 – INCREASE OF AUTHORIZED SHARE CAPITAL

Background and Purpose of the Authorized Share Increase

Proposal 1 asks shareholders to approve, by ordinary resolution, an increase in the authorized share capital of the Company in respect of its ordinary shares from 70,000,000 ordinary shares to 1,000,000,000 ordinary shares of a par value of US$0.0625 each, by the creation of an additional 930,000,000 ordinary shares of a par value of US$0.0625 each, such that the authorized share capital of the Company will be increased from US$5,000,000.00 to US$63,125,000.00 divided into 1,010,000,000 shares of a par value of US$0.0625 each. The number of authorized class A shares and preferred shares will remain unchanged.

The Board believes that the Authorized Share Increase is in the best interests of the Company and its shareholders because it will provide the Company with additional flexibility to issue ordinary shares in connection with future financings, strategic transactions, equity incentive arrangements and other general corporate purposes.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 1.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 1.

PROPOSAL 2 – FIXED RATIO REVERSE SHARE SPLIT (ONE-FOR-EIGHT)

Background and Purpose of the Share Reverse Split

Proposal 2 asks shareholders to approve, by ordinary resolution, a reverse share split of the Company’s shares at a fixed ratio of one (1)-for-eight (8), pursuant to which every eight (8) shares of a par value of US$0.0625 each in the share capital of the Company, whether issued or unissued, will be consolidated into one (1) share of a par value of US$0.5 each. As a consequence of the Share Reverse Split, the authorized share capital of the Company will be changed from US$63,125,000.00 divided into 1,010,000,000 shares of a par value of US$0.0625 each to US$63,125,000.00 divided into 126,250,000 shares of a par value of US$0.5 each, comprising (i) 125,000,000 ordinary shares, (ii) 1,125,000 class A shares and (iii) 125,000 preferred shares, in each case of a par value of US$0.5 each. Proposal 2 is subject to Proposal 1 having been passed, and the Share Reverse Split will be effected immediately upon the Company obtaining clearance or authorization from Nasdaq in respect thereof.

The Board believes that the Share Reverse Split is in the best interests of the Company and its shareholders because a reduced number of outstanding ordinary shares, and a correspondingly higher anticipated per-share trading price, may support the Company’s continued compliance with the continued listing requirements of Nasdaq and may broaden the Company’s potential investor base. There can be no assurance that the market price of the ordinary shares following the Share Reverse Split will increase in proportion to the reduction in the number of ordinary shares outstanding, or that any increase will be sustained.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 2.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 2.

PROPOSAL 3 – SHARE CONSOLIDATION

Purpose of Share Consolidation

The Board has determined that it is in the best interests of the Company and its shareholders to authorize the Board to effect the Share Consolidation as part of the Company’s ongoing corporate governance and capital management. Proposal 3 is subject to Proposal 2 having been passed.

The Board believes that a reduced number of outstanding shares, and a corresponding higher anticipated per-share trading price, may broaden the Company’s potential investor base. Certain institutional investors, investment funds and brokerage firms have internal policies or practices that discourage or restrict investment in, or the recommendation of, lower-priced shares, and a higher per-share price may make the Company’s shares more attractive to these investors and support the Company’s ability to raise capital and pursue strategic transactions in the future.

In addition, the Board believes that a higher per-share trading price may enhance the marketability and perception of the Company’s shares among investors, analysts, corporate partners, customers and employees, and may reduce certain transaction costs and other disadvantages that can be associated with lower-priced shares.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Ordinary Shares, it may not increase the market price of the Ordinary Shares in proportion to the reduction in the number of Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Company’s Ordinary Shares declines, the percentage declines as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation.

The Board has requested that shareholders approve a consolidation ratio range, in order to give the Board maximum discretion and flexibility to determine the consolidation ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the Share Consolidation. If the Board does not determine a ratio within the 730-day period following the date on which the resolutions are passed, the approval of the Share Consolidation will lapse and the Share Consolidation will not proceed and will be abandoned.

Fractional Shares

No fractional shares shall be issued upon the Share Consolidation. Upon approval of Proposal 3, the directors will be authorized to settle as they consider expedient any difficulty which arises in relation to such fractional shares, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, our authorized shares of a par value of US$0.5 each will be consolidated at the ratio between one (1)-for-two (2) and one (1)-for-fifty (50), accompanied by a corresponding increase in the par value of the shares, with the exact ratio to be set at a whole number within this Range, to be determined by the Board. Accordingly, the number of unissued shares will be reduced at the same ratio.

Issued and Outstanding Shares

Each shareholder’s proportionate ownership of the issued and outstanding shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with the SEC by the Company. The Company expects that its transfer agent, Broadridge Corporate Issuer Solutions, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 3.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 3.

PROPOSAL 4 – AMENDMENT TO THE CURRENT ARTICLES RELATING TO WRITTEN ORDINARY RESOLUTIONS OF MEMBERS

Background and Purpose of the Written Resolution Amendment

Proposal 4 asks shareholders to approve, by special resolution, amendments to the Company’s Current Articles pursuant to which (i) the definition of “Ordinary Resolution” in article 1 of the Current Articles will be replaced in its entirety so that an ordinary resolution may be passed either by a simple majority of the votes cast by shareholders voting in person or by proxy at a general meeting or by written approval of the shareholders holding a majority of the votes attaching to the issued shares of the Company entitled to vote at a general meeting, and (ii) article 86 of the Current Articles will be replaced in its entirety so that a resolution in writing signed by the shareholders holding a majority of the votes attaching to the issued shares of the Company entitled to receive notice of, and to attend and vote at, general meetings will be as valid and effective as if it had been passed at a duly convened general meeting. Under the Company’s Current Articles as currently in effect, a written resolution of Members must be signed by all Members entitled to vote on the matter. The approval requirements applicable to special resolutions will remain unchanged.

The Board believes that the amendment is in the best interests of the Company and its shareholders because the existing unanimity requirement makes written resolutions impracticable for a company with a widely held shareholder base, and the amendment will allow routine matters that may be approved by ordinary resolution to be approved more promptly and at lower cost.

Shareholders should note that, if the amendment is approved, matters capable of approval by ordinary resolution may be approved without a meeting being convened and without the participation of all shareholders, and holders of a majority of the voting power may act by written consent. Because each class A share carries fifty (50) votes and each ordinary share carries one (1) vote, holders of the class A shares control a substantial majority of the total voting power of the Company and would be able to approve certain matters by ordinary resolution in writing without the participation of the holders of ordinary shares.

Vote Required

Assuming that a quorum is present, the affirmative vote of two-thirds of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 4.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 4.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is Broadridge Corporate Issuer Solutions, LLC. Its address is 51 Mercedes Way, Edgewood, NY 11717, and its telephone number is +1 215-553-5415.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

August 7, 2026	By Order of the Board of Directors

/s/ Eng Chye Koh
Eng Chye Koh Chairman of the Board and Chief Executive Officer